Brian C. Miner
(215) 963-5430
bminer@morganlewis.com

December  22, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Attn:	Mr. Kevin L. Vaughn, Branch Chief, Division of Corporate Finance

Re:	VIASYS Healthcare Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 14, 2006 Commission File No. 1-16121

Dear Mr. Vaughn:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in your letter to Mr. Randy H. Thurman, dated December 11, 2006, with respect to the above-referenced filing.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for the year ended December 31, 2005

Consolidated Balance Sheets, page F-4

1.                                      We note the disclosure in Note 2 regarding the components of the accrued installation and warranty costs liability.  Please revise future filings to disclose the rollforward of the warranty liability for each year in accordance with paragraph 14 of FIN 45.

VIASYS has authorized us to inform you that it will comply with this comment in its future filings.

2.                                      Please tell us the primary components of the other accrued expenses balance.  Please revise future filings to separately disclose, in the balance sheet or in the notes to the financial statements, any item in excess of 5% of total current liabilities.

At December 31, 2005, the primary components of the other accrued expenses balance were customer deposits, other accrued taxes, accrued professional fees, product liability reserves, accrued research and development costs, unvouchered accounts payable, insurance related accruals, accrued royalties, accrued rent, and other accruals.

Since none of these components individually exceeded 5% of total current liabilities, VIASYS did not separately state any such components on the balance sheet.

VIASYS has authorized us to inform you that future filings will separately disclose, in the balance sheet or in the notes to the financial statements, any component of other accrued expenses that is in excess of 5% of total current liabilities.

Consolidated Statements of Cash Flows, page F-6

3.                                      We note that you begin your reconciliation of cash flows from operating activities with “income from continuing operations.”  Please revise this statement in future filings to begin with Net (Loss) Income.  Refer to paragraph 28 of SFAS 95.

VIASYS has authorized us to inform you that it will comply with this comment in its future filings.

Note 2.  Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-11

4.                                      We note that some of your sales are through your worldwide distributor network.  Further, we note your disclosure on page 18 that some of your customers often seek discounts, price reductions or other incentives.  Please address the following:

•                                          Tell us and revise future filings to disclose the material terms of your distributor arrangements and how you recognize revenue under these arrangements.  Discuss any special rights of return or other post-shipment obligations with respect to these customers.

•                                          Tell us and revise future filings to discuss the pricing incentives you offer to your customers.  Tell us how you have considered the guidance of EITF 01-9, SFAS 48 and SAB 104 with respect to incentives offered to your customers.

In general, VIASYS’s arrangements with distributors provide for the following terms:  (i) pricing is based on a price list provided from time to time by VIASYS, with discounts given on a distributor-by-distributor and sale-by-sale basis, (ii) risk of loss passes and title transfers to the distributor upon delivery of the product by VIASYS to a common carrier, (iii) payment of VIASYS invoices is due within 30 days after the date of the invoice, and (iv) VIASYS provides the distributor with a limited warranty against material defects in materials and workmanship.  VIASYS may vary these terms on a case-by-case basis.  VIASYS also has arrangements with distributors on a sale-by-sale basis pursuant to purchase orders, order acknowledgements, and invoices.  VIASYS recognizes revenue under its arrangements with its distributors, net of discounts, when products are shipped and the criteria of SAB 104, “Revenue Recognition”, have been met, as discussed below.  No special rights of return are granted and VIASYS has no additional post-shipment obligations with respect to these customers.

With respect to sales to its customers, VIASYS prices its products on a customer-by-customer, case-by-case basis.  Pricing incentives are generally offered to customers in the form of discounts, rebates and, occasionally, free products.

VIASYS considered the guidance of SAB 104 in developing its revenue recognition policies.  SAB 104 indicates that “revenue is generally realized or realizable and earned when all of the following criteria are met:  (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured”.  Accordingly, VIASYS generally recognizes revenue when persuasive evidence of an arrangement exists and the price to the buyer is fixed or determinable, as evidenced by a contract or purchase order, and when title and risk of loss have transferred to the customer and delivery has occurred unless there is a question as to the collectibility of the amount associated with the sale.

VIASYS has also considered the provisions of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, as it relates to the accounting for and income statement presentation of sales discounts, rebates and free products offered to its customers.  With regards to discounts, EITF 01-9 indicates that “sales discounts given by a vendor to a customer are presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statements”.  Accordingly, VIASYS records revenue, net of sales discounts, in its income statement.  With regard to rebates, the EITF indicates that “certain sales incentives entitle a customer to receive a reduction in the price of a product or service by submitting a form or claim for a refund or rebate of a specified amount of a prior purchase price charged to the customer at the point of sale”.  With regard to such sales incentives, the EITF indicates that “a vendor should recognize a liability at the later of (i) the date at which the related revenue is recognized by the vendor or (ii) the date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue)”.  VIASYS generally offers rebates for sales to group purchasing organizations.  Accordingly, VIASYS records a liability for such rebates at the time of the original sale, based on its historical experience with that group purchasing organization.  With regards to free goods offered to customers, the EITF indicates that “while the Task Force did not reach a consensus on the income statement classification of the expense associated with “free” products or services, the SEC Observer indicated that the SEC staff believes that the expense associated with a “free” product or service delivered at the time of sale of another product or services should be classified as cost of sales”.  Accordingly, VIASYS classifies the cost of free goods given to its customers as sales incentives as cost of sales in its income statement.

VIASYS has also considered the provisions of SFAS 48, “Revenue Recognition When Right of Return Exists”, which “specifies the criteria for recognizing revenue on a sale in which a product may be returned, whether as a matter of contract or as a matter of existing practice, either by the ultimate customer or by a party who resells the product to others”.  SFAS 48 goes on to state that “this Statement does not apply to (i) accounting for revenue in service industries if part or all of the service revenue may be returned under cancellation privileges granted to the buyer, (ii) transactions involving real estate or leases, or (iii) sales transactions in which a customer may return defective goods, such as under warranty provisions”.  Since VIASYS does not offer rights of return other than the provisions for return of defective goods under the terms of its warranty provisions, VIASYS has concluded that SFAS 48 does not apply.

VIASYS has authorized us to inform you that it will comply with this comment in its future filings.

5.                                      We note your disclosures on pages 36 and F-33 that refer to a long-term development project.  In future filings, if revenue from long-term development projects is material, please revise to disclose your revenue recognition policy for long-term development contracts.

VIASYS has authorized us to inform you that future filings will be revised to disclose the revenue recognition policy for its long-term development contracts if revenue from such projects are material.

Note 3.  Acquisitions, page F-17

6.                                      We note throughout this footnote that you refer to the work of an independent appraiser in determining the fair market value and the estimated useful lives of the intangible assets acquired.  Please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.  If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors, including valuations or appraisals, when estimating the fair market values and the estimated useful lives.

VIASYS has authorized us to inform you that it will comply with this comment in its future filings.

7.                                      We note your disclosures that the purchase price allocations have not yet been finalized for certain acquisitions.  In accordance with paragraph 51(h) of SFAS 141, please revise future filings to disclose the specific reasons why the allocations have not yet been finalized.

VIASYS has authorized us to inform you that, in the event that a purchase price allocation has not been finalized at the time of any future filing, such filing will be revised to disclose the specific reasons why such allocation has not yet been finalized.

8.                                      We note that you recorded significant amounts to goodwill in the most recent year.  Revise future filings to provide a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill.  Refer to paragraph 51(b) of SFAS 141.

VIASYS has authorized us to inform you that future filings will be revised to provide a description of the factors contributing to any purchase price that resulted in the recognition of goodwill.

Note 15.  Commitments and Contingencies, page F-32

Contingencies

9.                                      We note your disclosures regarding the litigation settlement and co-development agreement with INO Therapeutics on May 13, 2004.  We note that of the $7.5 million received, you allocated $6 million in connection with the dismissal of the litigation and $1.5 million for the co-development agreement in 2004.  Please tell us how you determined the allocation of the amounts between the gain and the co-development agreements.  Address how you were able to separately measure the two elements of the settlement agreement.

VIASYS received payments totaling $7.5 million from INO Therapeutics in the second quarter of 2004.  On May 13, 2004 VIASYS received $6 million in connection with the settlement of certain outstanding litigation and on June 28, 2004 VIASYS received $1.5 million upon the achievement of a contingent milestone under a co-development agreement.

VIASYS was sued by INO Therapeutics, AGA AB and the General Hospital Corporation in December 2000 for alleged patent infringement.  VIASYS denied the allegations, asserted various defenses and filed counterclaims.  The litigation continued for several years until the parties reached an agreement to settle the litigation in May 2004.  Immediately following the court’s entry of a stipulated dismissal on May 13, 2004, VIASYS was paid $6 million in settlement of the outstanding litigation, which was the amount demanded by VIASYS as reimbursement for its litigation costs.  Management concluded that this amount was a reimbursement of legal expenses that had been incurred in connection with the litigation.  The $6 million was stipulated in the settlement agreement and the fair value was estimated based on the approximate amount of legal expenses incurred by VIASYS.  This amount was recognized as a contra-expense in the period in which it was received, to classify the reimbursement of expenses in a manner similar to the classification of the original legal expenses incurred by VIASYS.  The payment was non-refundable and was not contingent on any future performance by VIASYS.

The $1.5 million payment VIASYS received on June 28, 2004 was for the achievement of a contingent milestone which required VIASYS to prepare and obtain approval for a pulmonary infection/inflammation clinical investigation plan under a co-development agreement with INO Therapeutics.  VIASYS concluded that the milestone was substantive and contingent at the outset of the agreement, due to the effort which would be required to develop the plan and the risk related to the fact that INO Therapeutics had the right to review and approve the plan prior to VIASYS earning the related milestone.  VIASYS prepared the clinical development plan and obtained approval and payment from INO Therapeutics in the second quarter of 2004 and accordingly, recognized the $1.5 million payment received as service revenue.  The payment was non-refundable and was not contingent on any future performance by VIASYS.

Note 17.  Segment and Geographic Information, page F-35

10.                               We note that you disclosure of long-lived assets by geographic region includes goodwill and intangible assets.  In future filings, revise to present your tangible long-lived assets by geographic region.  Please note the guidance in Question 22 of the FASB Staff Interpretation of SFAS 131, which states that the amounts disclosed here should not include intangibles.

VIASYS has authorized us to inform you that it will comply with this comment in its future filings.

In connection with responding to the comments above, VIASYS has authorized us to inform you on their behalf that they acknowledge that:

1.             VIASYS is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2.             The Securities and Exchange Commission staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.             VIASYS may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Brian C. Miner
Brian C. Miner

cc:                                 Matthew M. Bennett
Scott Hurley
Stephen A. Jannetta